Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

January 18, 2011

Item 3.	News Release

The Company’s news release dated January 18, 2011, was disseminated by Marketwire, Incorporated on January 18, 2011.

Item 4.	Summary of Material Change

The Company provided a summary of its operational and financial performance for the second quarter of its fiscal 2011 year.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao C. Manuel, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated January 18, 2011

PETAQUILLA MINERALS LTD.

Per: /s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Highlights Operational and Financial Performance

Vancouver, BC – January 18, 2011: Petaquilla Minerals Ltd. (the “Company”) announces that during the second quarter of its fiscal 2011 year, the Company focused its efforts primarily on strengthening its financial position. The net proceeds from the closing of a US$45 million Forward Gold Purchase Agreement with Deutsche Bank AG, London Branch, were fully utilized to partially redeem the Company’s outstanding notes. This redemption was followed in the current third quarter of fiscal 2011 by a CAD$32 million private placement, the net proceeds of which are intended to fully pay out the remaining notes balance. Full redemption of the outstanding notes will reduce annual interest expenses by approximately US$11 million and, thus, will enable the Company to direct its cash flow to the advancement of its Molejon development plans, specifically to make production efficiency improvements, the heap leach project and Oro del Norte exploration efforts.

The concurrent exercise of warrants, which generated CAD$6 million, also contributed to positive cash-flow of US$5.2 million and a cash balance, at the end of the second quarter of fiscal 2011, of US$8.0 million.

Gold sales during the second quarter reached 13,166 ounces, representing an improvement of 7.8% over the Company’s first quarter results, for a gross margin of US$7.7 million, an improvement of 63.8% over US$4.7 the previous quarter, attributable mainly to higher gold prices and lower production costs which, despite the reported contingencies, have improved 7.8% compared with the preceding period.

Despite unusually high levels of precipitation that, at times, resulted in the slowdown of production during the second quarter, the Company poured 15,353 ounces of gold, representing an improvement of 43.0% over the prior quarter, due to improved maintenance routines and faster response times to operating disruptions. As a result, production repeatedly reached volumes in line with planned production of 8,000 ounces monthly.

The Company also wishes to highlight that, in addition to the volumes produced during the three month period ended November 2010, it also increased its stockpile of gold for future process and heap leaching by 8,700 ounces. The combined amount of gold processed and stockpiled was 24,053 ounces.

The Company, working in conjunction with consultant Metcon Research, also advanced the testing, design and engineering of its heap leach project, confirming the recoverability of ounces down to a cut-off grade of 0.18g, thereby, opening the opportunity to acquire additional resources. In this context, the Company continues to work with Behre Dolbear & Company, Inc., a minerals consulting firm, on re-designing its open pit and corresponding mine plan in order to incorporate these additional National Instrument 43-101 resources.

Furthermore, the Company continues its aggressive exploration program on the Petaquilla Mining District, outside of the Molejon area, having invested during the second quarter of fiscal 2011 approximately US$2.3 million (US$4.7 million year-to-date) in trenching, geological surveys, assays, topography and logistics. The Company will be issuing an exploration update news release shortly.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.